SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal period ended December 30, 2002

OWENS CORNING
SAVINGS AND SECURITY PLAN

OWENS CORNING
One Owens Corning Parkway
Toledo, Ohio 43659

Commission File No. 1-3660

REQUIRED INFORMATION

(a)	Financial Statements.

1.	2002 Report of Independent Auditors

2.	Statements of Net Assets Available for Benefits – as of December 31, 2002, December 30, 2002 and December 30, 2001

3.	Statements of Changes in Net Assets Available for Benefits – for the day ended December 31, 2002 and the years ended December 30, 2002 and December 30, 2001

4.	Notes to Financial Statements

5.	Schedule H, line 4i – Schedule of Assets (Held at End of Year) December 31, 2002

6.	Schedule H, line 4i – Schedule of Assets (Held at End of Year) December 30, 2002

(b)	Exhibits.

Consent of PricewaterhouseCoopers LLP, Exhibit (23)

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for the period ended December 30, 2002 (Plan Administrator), Exhibit (99)

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for the period ended December 30, 2002 (Financial Specialist), Exhibit (99)

In accordance with the instructions to this Form 11-K, “plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.” As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements. Certain schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under ERISA have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

OWENS CORNING SAVINGS AND SECURITY PLAN

By: /s/ Richard C. Tober

Richard C. Tober
Plan Administrator

Dated: June 23, 2003

Owens Corning
Savings and Security Plan
Financial Statements
December 31, 2002 and December 30, 2002 and 2001

Owens Corning
Savings and Security Plan

Index
December 31, 2002 and December 30, 2002

Page
Financial Statements
Report of Independent Auditors	2

Statements of Net Assets Available for Benefits as of December 31, 2002 and December 30, 2002 and 2001	3

Statements of Changes in Net Assets Available for Benefits for the day ended December 31, 2002 and for the years ended December 30, 2002 and 2001	4

Notes to Financial Statements	5-10

Schedule H, line 4i - Schedule of Assets (Held at End of Year) December 31, 2002*	11

Schedule H, line 4i - Schedule of Assets (Held at End of Year) December 30, 2002*	12

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of the
Owens Corning Savings and Security Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Owens Corning Savings and Security Plan (the “Plan”) at December 31, 2002, December 30, 2002 and December 30, 2001, and the changes in net assets available for benefits for the day ended December 31, 2002 and the years ended December 30, 2002 and December 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 23, 2003
Toledo, Ohio

Owens Corning
Savings and Security Plan

Statements of Net Assets Available for Benefits

	December 31,	December 30,
	2002	2002	2001

Assets:
Investments:
Mutual funds:
Fidelity Retirement Money Market
Portfolio	$30,442,577	$30,359,255	$24,022,491
Fidelity Low-Priced Stock Fund	11,553,654	11,470,885	11,760,485
Fidelity Puritan Fund	8,914,263	8,897,327	9,140,363
Fidelity Blue Chip Growth Fund	5,782,729	5,832,589	6,435,858
Spartan U.S. Equity Index Fund	5,008,421	5,005,806	6,168,450
Fidelity Growth & Income Portfolio	3,752,872	3,755,838	3,903,638
Fidelity Aggressive Growth Fund	2,828,725	2,823,669	4,970,233
Fidelity Investment Grade Bond Fund	2,136,619	2,130,604	1,332,900
Fidelity Diversified International Fund	2,110,828	2,095,747	2,096,630
Fidelity Growth Companies	695,434	694,256	-
Fidelity U.S. Bond Index	630,680	629,242	-
Fidelity Freedom 2020	396,995	395,758	212,373
Fidelity Freedom 2010	333,897	333,897	165,821
Fidelity Freedom 2000	303,681	303,883	215,466
Fidelity Freedom 2030	208,687	208,483	101,832
Fidelity Freedom 2040	154,905	154,641	138,221
Spartan Extended Market Index	67,056	66,673	-
Fidelity Freedom Income	61,746	61,746	15,149

Total mutual funds	75,383,769	75,220,299	70,679,910

Company common stock*	426,034	436,190	2,102,668
Loans to participants (Note 4)	4,835,369	4,857,553	4,150,450

Total investments	80,645,172	80,514,042	76,933,028

Due from Owens Corning	4,985,220	4,985,220	3,811,205
Contribution receivable	208,789	208,789	192,718

Total Assets	85,839,181	85,708,051	80,936,951

Liabilities:
Due to participants	(20,929)	(20,929)	-

Total liabilities	(20,929)	(20,929)	-

Net assets available for benefits	$85,818,252	$85,687,122	$80,936,951

*Nonparticipant-directed (Note 3)

The accompanying notes are an integral part of the financial statements.

Owens Corning
Savings and Security Plan

Statements of Changes in Net Assets Available for Benefits

	For the day ended	For the year ended
	December 31,	December 30,
	2002	2002	2001
Investment income (loss):
Interest and dividends	$39,020	$1,269,323	$2,311,727
Interest on loans to participants		291,808	340,973
Realized loss on disposition
of investments	(16,385)	(8,707,422)	(6,207,495)
Unrealized appreciation
(depreciation) of investments	123,750	(1,851,916)	3,190,732

	146,385	(8,998,207)	(364,063)

Contributions:
Participants	37,391	12,670,878	12,829,012
Owens Corning	-	10,097,746	9,006,817

	37,391	22,768,624	21,835,829

Deductions:
Distributions to participants	(52,614)	(8,816,342)	(8,539,449)
Administrative expenses and other	(32)	(203,904)	(225,340)

	(52,646)	(9,020,246)	(8,764,789)

Net increase	131,130	4,750,171	12,706,977

Net assets available for benefits:
Beginning of period	85,687,122	80,936,951	68,229,974

End of period	$85,818,252	$85,687,122	$80,936,951

The accompanying notes are an integral part of the financial statements.

Owens Corning
Savings and Security Plan

Notes to Financial Statements

1.        Summary of Significant Provisions of the Plan and Accounting Policies

            Operations of the Plan

The Owens Corning Savings and Security Plan (the “Plan”) principally benefits designated groups of hourly employees of Owens Corning and certain subsidiaries (the “Company”). An eligible employee may elect to enroll in the Plan at any time.

Previously the Plan’s fiscal year ended on December 30. Effective December 31, 2001, the Plan has elected to change the date of its year-end. Beginning on December 31, 2002, the plan year shall be a one-day plan year ending on December 31, 2002. Each plan year thereafter shall be the 12-month period beginning on January 1 and ending on the next following December 31.

Administrative expenses of the Plan are charged to the Plan and include professional fees, accounting and other administrative expenses.

Plan investments elections are shares of mutual funds managed by Fidelity Investments and Company stock. Fidelity Investments is the trustee (the “Trustee”) as defined by the Plan and the Company is the plan sponsor. Therefore, these transactions qualify as party-in-interest transactions.

The following descriptions of the Plan provide only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

            Plan contributions

During 2001, participants could elect to contribute from 1% to 15% of their base pay to the Plan. Beginning January 1, 2002, participants could elect to contribute from 1% to 30% of their base pay to the Plan. Beginning January 31, 2003, participants may elect to contribute from 1% to 50% of their base pay to the Plan. All or a portion of participants’ contributions may be designated at participants’ options as deferred income up to the maximum allowed by federal law, pursuant to Section 401(k) of the Internal Revenue Code. These contributions are not subject to Federal income tax until such amounts are distributed to the participants. The Plan requires remittance of participant contributions to the Trustee when deducted from participants’ paychecks.

The Plan may provide a retirement contribution equal to a specified percentage of eligible pay (which percentage varies by employee group) for participants who work at a plant or business unit where a defined benefit pension plan is not available. Company contributions relating to the retirement contribution are invested according to the participant’s elections at the time of contribution.

Owens Corning
Savings and Security Plan

Notes to Financial Statements

1.        Summary of Significant Provisions of the Plan and Accounting Policies (continued)

            Plan contributions (continued)

During 2001 and 2002, the Company matched 50% of all participants’ contributions up to 10% of eligible compensation at a majority of locations. At most remaining locations the Company matched 50% of all participants’ contributions up to 5% of eligible compensation. The Company may match participant contributions at various negotiated rates at the remaining locations. Beginning January 1, 2003, the Company will match 100% of all participants’ contributions up to 5% of eligible compensation, at most locations. The participants earned discretionary profit sharing contributions of approximately $4,896,000 and $3,811,000 for the years ended December 30, 2002 and 2001, respectively. The participants earned no discretionary profit sharing contributions for the day ended December 31, 2002. The discretionary profit sharing contributions for the years ended December 30, 2002 and 2001 were fully paid subsequent to the Plan’s year-end and are included as Due from Owens Corning in the related Statement of Net Assets Available for Benefits. The discretionary profit sharing contribution declared for the year ended December 30, 2002 was still outstanding as of December 31, 2002 and is included as Due from Owens Corning in the related Statement of Net Assets Available for Benefits. Effective as of January 1, 2003, no profit sharing contributions will be made to the plan. All Company contributions are invested according to the participant’s elections at the time of the contribution.

Included in participant contributions for the years ended December 30, 2002 and 2001, in the accompanying financial statements is approximately $948,000 and $484,000, respectively, of rollovers from other plans, including a salaried savings plan maintained by the Company. No amounts for rollovers from other plans were included in participant contributions for the day ended December 31, 2002.

            Plan investment options

Participants elect to have their contributions invested in 1% increments among the investment funds made available under the Plan. Participants may change their investment options and contribution rate on a daily basis and redistribute their account balances daily. Participants may discontinue their contributions to the plan at any time. The Trustee, at its sole discretion subject to the provisions in the trust agreement, may hold any portion of any contribution in cash, which it considers necessary to meet anticipated disbursements.

            Basis of accounting

The accompanying financial statements have been prepared on the accrual basis. Investments are reported at quoted market values and trades are recorded at market value on the date of trade.

Owens Corning
Savings and Security Plan

Notes to Financial Statements

1.        Summary of Significant Provisions of the Plan and Accounting Policies (continued)

            Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

            Reclassifications

Certain amounts in the 2001 financial statements have been reclassified to conform with the presentation for the periods ended December 31, 2002 and December 30, 2002.

            Income taxes

The Internal Revenue Service has issued a determination letter dated March 27, 1996, stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the “Code”) and that the trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to Federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for Federal tax purposes that portion of their contributions so designated, subject to certain limitations, until such time as they are withdrawn from the Plan. The Plan Agreement has had several amendments since the determination letter was issued. Management believes that the amendments do not change the Plan’s status for meeting the requirements of Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation.

            Proceedings in the event of Plan termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the Plan accounts of each participant not previously vested would become fully vested. Participants would, in accordance with the terms of the Plan, receive their contributions to the Plan as well as Company contributions to the Plan on their behalf and the earnings on those contributions.

Owens Corning
Savings and Security Plan

Notes to Financial Statements

1.        Summary of Significant Provisions of the Plan and Accounting Policies (continued)

            Master Trust

Prior to January 1, 2001, the investments of the Plan were included in the Owens Corning Savings Plans Master Trust (the “Master Trust”), which was established for the investment of the assets of the Plan and another savings plan of the Company. As of January 1, 2001, the Master Trust was dissolved and the Plan’s investments in assets were changed to direct investment in mutual funds, Company common stock, and loans to participants included in the Statements of Net Assets Available for Benefits. All periods presented reflect this change.

2.        Plan Sponsor Voluntary Petition For Relief Under Chapter 11

As discussed in Note 1 of the Company’s 2002 financial statements included in its annual report filed on Form 10-K, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on October 5, 2000. The United States Bankruptcy Court for the District of Delaware approved the Company’s motion to continue to operate the Plan. The Plan will continue to be funded in accordance with the Plan Agreement provisions subject to the outcome of the Chapter 11 bankruptcy proceedings noted above.

3.        Nonparticipant-Directed Investments

Information about the significant components of the net assets and changes in net assets available for benefits relating to the nonparticipant-directed investment in Company common stock is as follows:

	December 31,	December 30,
	2002	2002		2001

Net assets available for benefits:
Plan interest in Company
common stock	$426,034		$436,190		$2,102,668

Changes in net assets available for benefits:
Realized loss on disposition
of assets	$(12,695)	$	(5,706,485)	$	(4,843,997)
Unrealized appreciation
of investments	2,555		4,310,015		6,185,228

	(10,140)		(1,396,470)		1,341,231

Distributions and other	(16)		(270,008)		(355,355)

	$(10,156)		$(1,666,478)		$985,876

Owens Corning
Savings and Security Plan

Notes to Financial Statements

4.        Loans

Loans may be made from the Plan to active participants. The total amount a participant may borrow is the lesser of $50,000 or 50% of their total vested account balance, limited to the total of contributions designated as before-tax and related earnings. The minimum amount available for a loan is $1,000. The total amount a participant may borrow is reduced by the highest outstanding loan balance in the prior one-year period.

Loans advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect on the last business day of the month prior to the employee’s loan application.

A loan can be requested for any reason. A borrower has from one to five years to repay the loan. Repayments of principal and interest are invested in one of the eighteen investment funds in accordance with the borrower’s investment elections.

Interest earned on participant loans was immaterial for the one day period ended December 31, 2002.

5.        Vesting, Forfeitures and Distributions

At a majority of locations certain participants become 100% vested in Company contributions and earnings thereon after five years of completed service at a rate of 20% per year. At most remaining locations participants become 100% vested after three years of completed service. Such amounts also become fully vested upon termination of the participant’s employment due to retirement, disability or death, involuntary termination of the participant’s employment (other than for cause), termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan.

Such vested contributions and earnings thereon are automatically distributable after termination and upon attaining 65 years of age or death, whichever is earlier. If termination of employment occurs for any reason other than attaining 65 years of age or death, the participant’s account will become distributable at 65 years of age or death unless an election for immediate distribution is filed within 90 days of termination with the plan administrator.

Owens Corning
Savings and Security Plan

Notes to Financial Statements

5.        Vesting, Forfeitures and Distributions (continued)

Participants may make certain withdrawals from their accounts. After-tax contributions and the related earnings are eligible for withdrawal up to two times each calendar year, once between January 1 and June 30 of the year, and again between July 1 and December 31 of the year. Participants over age 65 may make withdrawals of Company contributions during the same periods. No other withdrawals of Company contributions can be made during employment. Participants who voluntarily terminate or are terminated for cause will forfeit the non-vested portion of the Company contributions and related earnings. Forfeitures are applied to reduce subsequent Company contributions to the Plan. There were no forfeitures during the day ended December 31, 2002 and the market value of the underlying investments forfeited by employees withdrawing from the Plan was approximately $125,000 and $72,000 in the years ended December 30, 2002 and 2001, respectively.

Participants aged 59-1/2, or older, may withdraw all or a portion of their before-tax contributions and earnings up to two times each calendar year on the same dates as discussed above. Otherwise, before-tax contributions may be withdrawn only under serious financial hardship. Earnings credited to the before-tax contributions before 1989, if any, are available for withdrawal only if participants can show evidence of a serious financial hardship.

Company contributions and earnings thereon subsequent to December 30, 1989, cannot be withdrawn by Participants, even if vested, unless terminated, retired, 65 years of age or deceased.

Included in distributions to participants in the accompanying financial statements for the years ended December 30, 2002 and 2001 is approximately $361,000 and $104,000, respectively, of transfers to a salaried savings plan maintained by the Company. There were no transfers to such salaried savings plan during the day ended December 31, 2002.

Owens Corning
Savings and Security Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2002

Identity of
Issuer	Description of Investment	Cost	Current

Fidelity**	Retirement Money Market Portfolio	$ *	$30,442,577
	Low-Priced Stock Fund	*	11,553,654
	Puritan Fund	*	8,914,263
	Blue Chip Growth Fund	*	5,782,729
	Growth & Income Portfolio	*	3,752,872
	Aggressive Growth Fund	*	2,828,725
	Investment Grade Bond Fund	*	2,136,619
	Diversified International Fund	*	2,110,828
	Growth Companies	*	695,434
	U.S. Bond Index	*	630,680
	Freedom 2020	*	396,995
	Freedom 2010	*	333,897
	Freedom 2000	*	303,681
	Freedom 2030	*	208,687
	Freedom 2040	*	154,905
	Freedom Income	*	61,746

Spartan	U.S. Equity Index Fund	*	5,008,421
	Extended Market Index	*	67,056

Owens Corning**	Company common stock	32,924,847	426,034
	Loans to participants (Note 5)	*	4,835,369
			80,645,172

*Cost not included, as funds are participant directed
**Represents a party-in-interest

Owens Corning
Savings and Security Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 30, 2002

Identity of
Issuer	Description of Investment	Cost	Current

Fidelity**	Retirement Money Market Portfolio	$ *	$30,359,255
	Low-Priced Stock Fund	*	11,470,885
	Puritan Fund	*	8,897,327
	Blue Chip Growth Fund	*	5,832,589
	Growth & Income Portfolio	*	3,755,838
	Aggressive Growth Fund	*	2,823,669
	Investment Grade Bond Fund	*	2,130,604
	Diversified International Fund	*	2,095,747
	Growth Companies	*	694,256
	U.S. Bond Index	*	629,242
	Freedom 2020	*	395,758
	Freedom 2010	*	333,897
	Freedom 2000	*	303,883
	Freedom 2030	*	208,483
	Freedom 2040	*	154,641
	Freedom Income	*	61,746

Spartan	U.S. Equity Index Fund	*	5,005,806
	Extended Market Index	*	66,673

Owens Corning**	Company common stock	32,937,698	436,190
	Loans to participants (Note 5)	*	4,857,553
			80,514,042

*Cost not included, as funds are participant directed
**Represents a party-in-interest